Mail Stop 3010

September 10, 2009

VIA USMAIL and FAX (317) 808-6794

Mr. Dennis D. Oklak
Chairman and Chief Executive Officer
Duke Realty Corporation
600 East 96th Street, Suite 100
Indianapolis, Indiana 46240

      Re: Duke Realty Corporation
                Form 10-K for the year ended December 31, 2008
                Filed on February 25, 2009
                File No. 001-09044

Dear Mr. Dennis D. Oklak:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Cicely LaMothe
                    Accounting Branch Chief